Free Writing Prospectus Filed Pursuant to Rule 433
Registration No. 333-272680, November 13, 2025

IBIT

iShares Bitcoin Trust ETF

iShares by BlackRock

Fact Sheet as of September 30, 2025

FUND DESCRIPTION

The iShares Bitcoin Trust ETF seeks to reflect the performance of the price of bitcoin. The Trust offers exposure to bitcoin through an exchange-traded product, simplifying the operational and custody complexities of holding bitcoin directly.

The iShares Bitcoin Trust ETF is not an investment company registered under the Investment Company Act of 1940, and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

GROWTH OF HYPOTHETICAL $10,000 SINCE INCEPTION


30,000
25,000
20,000
15,000
10,000
5,000
Jan-24
Apr-24
Jul-24
Oct-24
Jan-25
Apr-25
Jul-25
Sep-25

Fund Benchmark

The Growth of $10,000 chart reflects a hypothetical $10,000 investment and assumes reinvestment of dividends and capital gains. Fund expenses, including management fees and other expenses were deducted.

CALENDAR YEAR PERFORMANCE (%)

	2020	2021	2022	2023	2024
NAV	-	-	-	-	-
Market Price	-	-	-	-	-
Benchmark	-	-	-	-	-

ANNUALIZED PERFORMANCE (%)

	1y	3y	5y	10y	Since Inception
NAV	79.48	-	-	-	73.16
Market Price	79.91	-	-	-	73.54
Benchmark	79.91	-	-	-	73.57

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.iShares.com or www.blackrock.com.
Beginning 8/10/20, the market price returns are calculated using the closing price. Prior to 8/10/20, the market price returns were calculated using the midpoint of the bid/ask spread at 4:00 PM ET. The returns shown do not represent the returns you would receive if you traded shares at other times.

KEY FACTS

Asset Class : Digital Assets

Benchmark : CME CF Bitcoin Reference Rate - New York Variant

Fund Launch Date : 01/05/2024

Distribution Frequency : None

CUSIP : 46438F101

Shares Outstanding : 1,353,360,000

Exchange : NASDAQ

Basket Bitcoin Amount : 22.70

Indicative Basket Bitcoin Amount : 22.70

Basket Amount : $2,589,984.16

Net Assets of Fund (M) : $87,629.52

FEES AND EXPENSES BREAKDOWN

Sponsor Fee	0.25%

FUND CHARACTERISTICS

Equity Beta (3y) : -

Benchmark Level : 114,084.80 USD

Standard Deviation (3y) : -

Number of Holdings : 1

TOP HOLDINGS (%)

BITCOIN	100.00%
USD CASH	0.00%
Total of Portfolio	**100.00%**

Holdings are subject to change.

GLOSSARY

Equity Beta (3y): Beta is a measure of the tendency of securities to move with the market as a whole. A beta of 1 indicates that the security's price will move with the market. A beta less than 1 indicates the security tends to be less volatile than the market, while a beta greater than 1 indicates the security is more volatile than the market. Calculated vs. S&P 500.

Benchmark Level: The CME CF Bitcoin Reference Rate – New York Variant is a once a day (4pm ET) benchmark price for bitcoin, measured in US dollars per bitcoin.

Standard Deviation (3y): Standard deviation measures how dispersed returns are around the average. A higher standard deviation indicates that returns are spread out over a larger range of values and thus, more volatile.

Basket Bitcoin Amount: The Basket Bitcoin Amount for a given day is calculated by dividing the Basket Amount for that day by that day's CF Benchmarks Index (CME CF Bitcoin Reference Rate – New York Variant).

Shares Outstanding: Shares outstanding reflect the positions as of the prior day, in accordance with the accounting book of records.

Distribution Frequency: How often a distribution is paid by the fund. The most common distribution frequencies are annually, biannually and quarterly.

Indicative Basket Bitcoin Amount: The Indicative Basket Bitcoin Amount for a given day is calculated by multiplying the next day's projected NAV by the number of shares in each Basket (40,000), divided by that day's CF Benchmarks Index (CME CF Bitcoin Reference Rate – New York Variant).

Basket Amount: The Basket Amount for a given day is calculated by multiplying the NAV by the number of shares in each Basket (40,000).

Number of Holdings: The number of holdings in the fund excluding cash positions and derivatives such as futures and currency forwards.

Net Assets of Fund: Net assets reflect the positions as of the prior day in accordance with the accounting book of records.

Contact Us

For US: 1-800-474-2737 • ISHARES.COM

IMPORTANT INFORMATION:

Source: BlackRock, unless otherwise noted.

The iShares Bitcoin Trust ETF (the "Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves a high degree of risk, including possible loss of principal. An investment in the Trust is not suitable for all investors, may be deemed speculative and is not intended as a complete investment program. An investment in Shares should be considered only by persons who can bear the risk of total loss associated with an investment in the Trust.

Shares of the Trust are intended to reflect, at any given time, the market price of bitcoin owned by the Trust at that time less the Trust's expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the bitcoin represented by such shares. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Investing in digital assets involves significant risks due to their extreme price volatility and the potential for loss, theft, or compromise of private keys. The value of the shares is closely tied to acceptance, industry developments, and governance changes, making them susceptible to market sentiment. Digital assets represent a new and rapidly evolving industry, and the value of the Shares depends on their acceptance. Changes in the governance of a digital asset network may not receive sufficient support from users and miners, which may negatively affect that digital asset network's ability to grow and respond to challenges Investing in the Trust comes with risks that could impact the Trust's share value, including large-scale sales by major investors, security threats like breaches and hacking, negative sentiment among speculators, and competition from central bank digital currencies and financial initiatives using blockchain technology. A disruption of the internet or a digital asset network would affect the ability to transfer digital assets and, consequently, would impact their value. There can be no assurance that security procedures designed to protect the Trust's assets will actually work as designed or prove to be successful in safeguarding the Trust's assets against all possible sources of theft, loss or damage.

Shares of the Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The sponsor of the Trust is iShares Delaware Trust Sponsor LLC (the "Sponsor"). BlackRock Investments, LLC ("BRIL"), assists in the promotion of the Trust. The Sponsor and BRIL are affiliates of BlackRock, Inc.

Although shares of the Trust may be bought or sold on the secondary market through any brokerage account, shares of the Trust are not redeemable from the Trust except in large, aggregated units called "Baskets". Only registered broker-dealers that become authorized participants by entering into a contract with the sponsor and the trustee of the Trust may purchase or redeem Baskets.

Bitcoin Spot Prices provided by CME CF Bitcoin Reference Rate "New York Variant for the Bitcoin" U.S. Dollar trading pair ("CF Benchmarks Index"). No warranty is given for the accuracy of these prices and no liability is accepted for reliance thereon. Prices are provided on a reasonable efforts basis and delays may occur both because of the delay in third parties communicating the information to the site and because of delays inherent in posting information over the internet. The Index has a limited history, the Index price could fail to track the global bitcoin price, and a failure of the Index price could adversely affect the value of the Shares.

The Trust may incur certain extraordinary, non-recurring expenses that are not assumed by the Sponsor.

All references to CF Benchmarks Index are used with the permission of CF Benchmarks Ltd. and have been provided for informational purposes only. CF Benchmarks Ltd. accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced. The amount of bitcoin represented by shares of the Trust will decrease over the life of the Trust due to sales of bitcoin necessary to pay the sponsor's fee and trust expenses. Without increases in the price of bitcoin sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The liquidation of the Trust may occur at a time when the disposition of the Trust's bitcoin will result in losses to investors. The value of the shares of the Trust will be adversely affected if bitcoin owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss. Net Asset Value (NAV) for IBIT is determined as specified in the prospectus: the Trustee values the trust's bitcoin on the basis of the CF Benchmarks Index.

Diversification may not protect against market risk or loss of principal. Shares of ETFs are bought and sold at market price (not NAV) and are not individually redeemed from the fund. Any applicable brokerage commissions will reduce returns.

Index returns are for illustrative purposes only. Index performance returns do not reflect any management fees or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results.

The iShares Funds are distributed by BlackRock Investments, LLC (together with its affiliates, "BlackRock").

BlackRock provides compensation in connection with obtaining or using third-party ratings and rankings.

Contact Us

For US: 1-800-474-2737 • ISHARES.COM